SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Act of 1934 (Amendment No. 22)*

BERKSHIRE BANCORP INC.
(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

084597-10-3
(CUSIP Number)

Emanuel J. Adler Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

December 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MOSES MARX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES	7.	SOLE VOTING POWER 10,165,899
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 10,165,899
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,165,899
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.52%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MOMAR CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES	7.	SOLE VOTING POWER 334,979
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 334,979
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,979
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MARNEU HOLDING COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7.	SOLE VOTING POWER 158,261
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 158,261
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,261
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TERUMAH FOUNDATION, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES	7.	SOLE VOTING POWER 141,063
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 141,063
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,063
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .98%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). UNITED EQUITIES COMMODITIES COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES	7.	SOLE VOTING POWER 13,943
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 13,943
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,943
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .10%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 10 Pages

CUSIP NO. 084597-10-3

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). K.F. INVESTORS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7.	SOLE VOTING POWER 190,284
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -0-
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 190,284
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,284
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 10 Pages

Item 2.	Identity and Background.

This Amendment No. 22 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 21, inclusive (the "Schedule 13D"), of Moses Marx, an individual, and Momar Corporation, a New York corporation ("Momar"), with respect to the Common Stock, $.10 par value ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc. Except as amended hereby, there has been no change in the information contained in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar, Marneu Holding Company, a New York general partnership (“Marneu”), Terumah Foundation, Inc., a New York not-for-profit corporation (the "Foundation"), United Equities Commodities Company, a New York general partnership (“UECC”), and K.F. Investors LLC, a New York limited liability company (“KF Investors”). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they have agreed to act as a "group" within the meaning of Section 13d(d)(3) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to information provided by the Company, there were 14,416,198 shares of Common Stock outstanding on November 12, 2013.

As of the date of this Amendment No. 22, Moses Marx beneficially owned 10,165,899 shares of Common Stock, representing 70.52% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 9,327,369 shares owned directly by Mr. Marx; (ii) 334,979 shares owned of record by Momar; (iii) 158,261 shares owed of record by Marneu, (iv) 141,063 shares owned of record by the Foundation, (v) 13,943 shares owned of record by UECC and (vi) 190,284 shares owned of record by KF Investors. With respect to the shares described in clauses (ii) – (v), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being in a position to determine the investment and voting decisions of Momar, Marneu, the Foundation and UECC, respectively, with respect to such shares (in the case of Momar by being the President of Momar; in the case of Marneu by holding a controlling interest; in the case of the Foundation, by voting together with his wife, Marga Marx, who together constitute a majority of the votes on the Foundation’s Board of Directors; and in the case of UECC, by holding a controlling interest). With respect to the shares described in clause (vi), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of the Reporting Persons having entered into an agreement to act together as a “group” within the meaning of Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding or disposing of shares of Common Stock of the Company. In addition, the following persons named in Item 2 of Amendment No. 20 to the Schedule 13D own the following number of shares of Common Stock: Dr. Joseph Fink owns 8,138 shares of Common Stock and Mr. Philippe Katz owns 26,000 shares of Common Stock.

Page 8 of 10 Pages

(c)(i) During the last 60 days, Mr. Marx effected the following purchases of shares on the NASDAQ Market:

Trade Date	Shares Purchased	Price Per Share

11/20/13	100	$7.12
11/20/13	100	7.18
11/20/13	500	7.19
11/20/13	359	7.20
11/20/13	2,141	7.209
11/20/13	1,800	7.21
11/20/13	5,000	7.21
11/20/13	752	7.25
12/02/13	545	7.25
12/03/13	375	7.25
12/04/13	6,315	7.25
12/09/13	10,000	7.25
12/12/13	60,000	7.25
12/12/13	423	7.20
12/19/13	2,580	7.25
12/20/13	322	7.25

(ii) During the last 60 days, Marneu effected the following purchase of Shares on the NASDAQ Market:

Trade Date	Shares Purchased	Price Per Share

12/02/13	1,000	$7.20

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

/s/ Moses Marx
MOSES MARX

MARNEU HOLDING COMPANY

	By:	/s/ Moses Marx
		Name:	Moses Marx
		Title:	General Partner

MOMAR CORPORATION

	By:	/s/ Moses Marx
		Name:	Moses Marx
		Title:	President

TERUMAH FOUNDATION, INC.

	By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Secretary

UNITED EQUITIES COMMODITIES COMPANY

	By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Partner

K.F. INVESTORS LLC

	By:	/s/ Philippe D. Katz
		Name:	Philippe D. Katz
		Title:	Mgr

Page 10 of 10 Pages